SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

XL CAPITAL LTD
(Name of Subject Company (Issuer) and Filing Person (Offeror))

RESTRICTED CLASS A ORDINARY SHARES, PAR VALUE $0.01 PER SHARE AND OPTIONS TO PURCHASE CLASS A ORDINARY SHARES, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

G98255 10 5
(CUSIP Number of Class of Securities)
(Underlying Class A Ordinary Shares)

Michael A. Becker, Esq.
Cahill Gordon & Reindel llp
80 Pine Street
New York, New York 10005
(212) 701-3000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$12,849,773	$1,374.93**

*
Calculated solely for purposes of determining the filing fee. This amount assumes that 126,454 restricted Class A Ordinary Shares, par value $0.01, of XL Capital Ltd and options to purchase 614,318 Class A Ordinary Shares, par value $0.01, of XL Capital Ltd will be exchanged pursuant to this offer for cash-based long term incentive awards with an aggregate target value of $12,849,773. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission on November 23, 2005, equals $107.00 per million dollars of the value of the transaction.

**	Previously paid.

☐        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐  Check the box if the filing relates solely to preliminary communications made be-fore the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐        third-party tender offer subject to Rule 14d-1.

☒       issuer tender offer subject to Rule 13e-4.

☐       going private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement of XL Capital Ltd ( “XL”) on Schedule TO originally filed with the Securities and Exchange Commission on June 6, 2006 (as amended, the “Schedule TO”), relating to the offer by XL to certain employees to exchange all of their outstanding eligible unvested restricted Class A Ordinary Shares and eligible options to purchase Class A Ordinary Shares for a long term incentive plan award from Security Capital Assurance Ltd, on the terms and subject to the conditions set forth in an Offer to Exchange, dated June 6, 2006 (the “Offer to Exchange”), a copy of which was filed with the original Schedule TO as Exhibit (a)(1). This Amendment effects the extension of the expiration date of the Offer to Exchange from 5:00 p.m. EDT, July 7, 2006, to 5:00 p.m. EDT, July 14, 2006.

The information in the Offer to Exchange is incorporated in this Amendment to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.   Terms of the Transaction.

Item 4(a) is hereby amended and supplemented to add the following:

The expiration date of the Offer to Exchange has been extended to July 14, 2006, at 5:00 P.M., Eastern Daylight Time.

Item 12.  Exhibits.

Item 12, as amended, is hereby further amended and supplemented by adding the following exhibit:

(a)(15) Form of supplemental e-mail to be sent to Eligible Security Holders on July 6, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2006

XL CAPITAL LTD

 By:  /s/ Fiona Luck
        Name: Fiona Luck
        Title:  Executive Vice President, Chief of Staff &
                   Assistant Secretary

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Exchange, dated June 6, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of e-mail to Eligible Security Holders Announcing Offer. *
(a)(4)	Form of Election Withdrawal Notice.*
(a)(5)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 7, 2006 (incorporated herein by reference).
(a)(6)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 5, 2006 (incorporated herein by reference).
(a)(7)	The Company’s Current Report on Form 8-K for May 26, 2006, filed with the Securities and Exchange Commission on May 30, 2006 (incorporated herein by reference).
(a)(8)	The Company’s Current Report on Form 8-K for May 15, 2006, filed with the Securities and Exchange Commission on May 19, 2006 (incorporated herein by reference).
(a)(9)	The Company’s Current Report on Form 8-K for May 5, 2006, filed with the Securities and Exchange Commission on May 11, 2006 (incorporated herein by reference).
(a)(10)	The Company’s Current Report on Form 8-K for April 28, 2006, filed with the Securities and Exchange Commission on May 4, 2006 (incorporated herein by reference).
(a)(11)	The Company’s Current Report on Form 8-K for April 7, 2006, filed with the Securities and Exchange Commission on April 11, 2006 (incorporated herein by reference).
(a)(12)
The Company’s definitive Proxy Statement on Schedule 14A for the 2006 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 23, 2006 (incorporated herein by reference).

(a)(13)
A description of the Company’s Class A Ordinary Shares included in the Company’s Registration Statement on Form S-3, which was filed with the SEC on December 1, 2005 (incorporated herein by reference).

(a)(14)	Form of supplemental e-mail sent to Eligible Security Holders on June 9, 2006. *
(a)(15)	Form of supplemental e-mail to be sent to Eligible Security Holders on July 6, 2006. **
(b)	Not applicable.
(d)(1)
1991 Performance Incentive Program (as amended and restated effective March 7, 2003), incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 4, 2003.

(d)(2)
1999 Performance Incentive Program (as amended and restated effective April 29, 2005), incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 24, 2005.

(d)(3)	Form of Security Capital Assurance Ltd 2006 Long-Term Incentive and Share Award Plan. *
(g)	Not applicable.
(h)	Not applicable.

*          Previously filed.
**        Filed with this Amendment No. 2.